UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2003

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

OH&R INVESTMENT PLAN
(Full title of the plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Audited Financial Statements and Supplemental Schedules

OH&R Investment Plan

December 30, 2003 and 2002 and Year ended December 30, 2003
With Report of Independent Registered Public Accounting Firm

0403-0528681

OH&R Investment Plan

Audited Financial Statements and Supplemental Schedules

December 30, 2003 and 2002 and
Year ended December 30, 2003

Table of Contents

0403-0528681

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

OH&R Special Steels Company, Administrator
of the OH&R Investment Plan

We have audited the accompanying statements of assets available for benefits of the OH&R Investment Plan as of December 30, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 30, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 30, 2003 and 2002, and the changes in its assets available for benefits for the year ended December 30, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 30, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 18, 2004

0403-0526681

OH&R Investment Plan

Statements of Assets Available for Benefits

	December 30 2003	December 30 2002
Assets		
Investments, at fair value	**$ 4,324,294**	$ 3,428,667
Receivables:		
Contribution receivable from participants	**9,023**	6,312
Contribution receivable from OH&R Special Steels Company	**23,311**	30,100
Accrued income	**247**	475
Total receivables	**32,581**	36,887
Assets available for benefits	**$ 4,356,875**	$ 3,465,554

See accompanying notes.

OH&R Investment Plan

Statement of Changes in Assets Available for Benefits

Year ended December 30, 2003

Additions	
Investment income:	
Interest and dividends	**$ 37,838**
Net appreciation in fair value of investments	**560,845**
	598,683
Contributions:	
Participants	**227,876**
OH&R Special Steels Company	**120,256**
	348,132
Total additions	**946,815**
Deductions	
Benefits paid directly to participants	**55,494**
Total deductions	**55,494**
Net increase	**891,321**
Assets available for benefits:	
Beginning of year	**3,465,554**
End of year	**$ 4,356,875**

See accompanying notes.

1. Description of the Plan

The following description of the OH&R Investment Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering full-time employees of OH&R Special Steels Company (the Company). The Timken Company is the Plan Administrator. Full-time employees of the Company become eligible to participate in the Plan after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute up to 15% of their gross earnings directly to the Plan subject to IRS limitations. The Company matches employee contributions at an amount that ranges between 100% and 50% applied to tiers of a participant's gross earnings, as defined in the Plan, for Marlborough Division employees and Vienna Division outside sales employees, called "Company Match Contributions." Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Plan also provides for a discretionary "Performance Sharing Contribution" by the Company. This contribution is determined annually based on the Company's return on assets and on the total gross earnings of participants not to exceed 3% of participant earnings for Marlborough Division employees and Vienna Division outside sales employees. For the remaining Vienna Division employees, the Plan provides for a "Base Contribution" determined as an allocation of 1% of the participant's prior quarter's earnings and is paid quarterly. For the year ended December 30, 2003, the Company made a "Performance Sharing Contribution" of $12,870 and a "Base Contribution" of $24,020.

Upon enrollment, a participant must direct his or her contribution in 5% increments to any of the Plan's fund options. The Company Match Contributions and Base Contributions are invested in the Timken Company Common Stock Fund. Participants are not allowed to direct the investment of the Company Match Contributions and Base Contributions until reaching the age of 55 or 30 years of service or following retirement. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.

1. Description of the Plan (continued)

The Timken Company Common Stock Fund is segregated into two components the Employee Stock Ownership Plan, or Timken ESOP, and the Timken Stock Fund. The ESOP contains all shares held in the Timken Company Common Stock Fund at December 30, 2001. Beginning December 31, 2001, Company and participant contributions are made to the Timken Stock Fund. At the end of the each plan year, all contributions, reinvested dividends and any market gains or losses in the Timken Stock Fund are then transferred into the Timken ESOP. Participants may elect to have their vested dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company Match Contributions, Performance Sharing Contribution, and Base Contribution portion of their accounts plus actual earnings thereon occurs over a period of three years with 50% vested after one year and an additional 25% in years two and three.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years for general purpose loans and 30 years for residential loans. The loans are secured by the balance in the participant's account and bear interest at an interest rate of one percent in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, a participant may leave his or her assets in the Plan until age 70½, receive a lump-sum amount equal to the vested balance of his or her account or elect to receive installment payments of their vested assets over a period of time not to exceed his or her life expectancy.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to his or her credit in his or her separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of Timken common shares in which The Timken Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in the Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the Plan year. The valuation per unit of the Timken Company Common Stock Fund was $11.26 and $10.67 at December 30, 2003 and 2002, respectively.

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Appreciation in Fair Value of Investments
Timken common shares	$ 56,238
Mutual funds	173,328
Collective trust funds	331,279
	$ 560,845

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	2003	2002
Timken Company Common Stock Fund*	$ 845,084	$ 688,759
AXP New Dimensions Fund	763,381	570,611
American Express Trust U. S. Government Securities Fund I	426,022	412,734
American Express Trust Bond Fund	405,995	369,481
American Express Trust Medium-Term Horizon (50:50) Fund	546,972	430,775
American Express Trust Equity Index Base Fund	892,581	651,309

*Nonparticipant-directed

4. Nonparticipant-Directed Investments

Information about the assets and the significant components of changes in assets related to the nonparticipant-directed investment is as follows:

	December 30 2003	December 30 2002
Investments, at fair value:		
The Timken Company Common Stock Fund	**$ 845,084**	$ 688,759
Receivable:		
Participants and Company contributions receivable	**10,672**	6,925
	$ 855,756	$ 695,684

	Year ended December 30, 2003
Change in assets:	
Net appreciation in fair value of investments	**$ 56,238**
Dividends	**20,243**
Participants and Company contributions	**117,387**
Benefits paid directly to participants	**(22,012)**
Transfers to participant directed accounts	**(11,784)**
	$ 160,072

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Related Party Transactions

The following is a summary of transactions in Timken common shares for the year ended December 30, 2003:

	Shares	Dollars
Purchased	9,332	$ 157,164
Issued to participants for payment of benefits	1,252	22,012
Dividends received		20,243

Benefits paid to participants include payments in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

OH&R Investment Plan

EIN: 04-3324809 Plan Number: 002

Schedule H, line 4i—Schedule of Assets
(Held at End of Year)

December 30, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Timken Company Common Stock Fund* (A)	75,052 units	$ 719,613	$ 845,084
AXP New Dimensions Fund*	32,008 units		763,381
Templeton Foreign Fund	14,002 units		148,277
American Express Trust:*			
U.S. Government Securities Fund I	426,022 units		426,022
Bond Fund	5,483 units		405,995
Short-Term Horizon (25:75) Fund	467 units		8,952
Medium-Term Horizon (50:50) Fund	23,671 units		546,972
Long-Term Horizon (80:20) Fund	920 units		21,722
Small Cap Equity Index Fund II	8,380 units		141,475
Equity Index Base Fund	25,732 units		892,581
Participant notes receivable*	Interest rates ranging from 5.00 to 10.5%		123,833
Total investments			$4,324,294

* Indicates party-in-interest to the Plan.

(A) Nonparticipant-directed investment.

Note: Cost information is only required for nonparticipant-directed investments.

OH&R Investment Plan

EIN: 04-3324809 Plan Number: 002

Schedule H, line 4j—Schedule of Reportable Transactions

Year ended December 30, 2003

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Expenses Incurred with Transaction (A)	Cost of Asset	Current Value of Asset on Transaction Date (B)	Net Gain or (Loss)
Category (iii)—Series of Transactions in a Security in Excess of 5% of the Current Value of Plan Assets							
The Timken Company*(C)	Timken common shares						
	68 purchases aggregating 9,332 shares	$ 157,164			$ 157,164		
	50 sales aggregating 3,424 shares		$ 57,016		61,893		$ (4,877)

* Indicates party-in-interest to the Plan.

(A) Commissions, taxes and other expenses incurred with the transaction are capitalized on purchases and charged against proceeds on sales.

(B) Current value at the date of purchase or sale equals the transaction price.

(C) Nonparticipant-directed investment.

There were no category (i), (ii) or (iv) transactions during 2003.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OH&R INVESTMENT PLAN

Date: June 25, 2004

By: /s/ Scott A. Scherff
Scott A. Scherff
Assistant Secretary

CLI-1201307v1

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-41155) pertaining to the OH&R Investment Plan of The Timken Company of our report dated June 18, 2004, with respect to the financial statements and schedules of the OH&R Investment Plan included in this Annual Report (Form 11-K) for the year ended December 30, 2003.

Ernst & Young LLP
ERNST & YOUNG LLP

Cleveland, Ohio
June 22, 2004